THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

July 6, 2007

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Everton Capital Corporation
Form SB-2 Registration Statement
File No. 333-138995

Dear Ms. Parker:

     In response to your letter of comments dated April 20, 2007, please be advised as follows:

General

     1. The disclosure regarding Ms. Bilynska’s previous activities has been provided in the Summary of Our Offering; Risk Factor, and Business section of the prospectus.

     2. The disclosure requested has been provided in the Business section under the subcategory, Blank Check Issue.

     3. The disclosure requested has been provided in the Business section under the subcategory, Blank Check Issue.

     4. The disclosure requested has been provided in the Business section under the subcategory, Blank Check Issue.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Everton Capital Corporation
Form SB-2 Registration Statement
File No. 333-138995
July 6, 2007
Page 2

     5. The financial statements have been updated and a new auditor’s consent has been provided. Further, the corresponding disclosures in the prospectus have been updated as well.

Risk Factors

     6. Risk Factor No. 13 has been deleted. A new risk factor has been included regarding the return of funds if the project is unsuccessful.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Everton Capital Corporation